EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

In millions	2011	2010	2009	2008	2007
Earnings
Earnings before income taxes and noncontrolling interests	$2,671	$1,617	$640	$1,178	$1,169
Add:
Fixed charges	106	95	87	99	102
Amortization of capitalized interest	2	3	5	3	6
Distributed income of equity investees	341	178	215	186	107
Less:
Equity in earnings of investees	375	321	196	231	192
Capitalized interest	4	5	6	11	5
Earnings before fixed charges	$2,741	$1,567	$745	$1,224	$1,187

Fixed charges
Interest expense	$44	$40	$35	$42	$58
Capitalized interest	4	5	6	11	5
Amortization of debt discount	2	1	2	2	1
Interest portion of rental expense (1)	56	49	44	44	38
Total fixed charges	$106	$95	$87	$99	$102

Ratio of earnings to fixed charges	25.9	16.5	8.6	12.4	11.6

(1)Amounts represent those portions of rent expense that are reasonable approximations of interest costs.